

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 22, 2007

Mr. Robert Castaigne
Chief Financial Officer
Total S.A.
2, place de la Coupole
La Defense 6
92400 Courbevoie
France

> **Re:** **Total S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed April 20, 2006**
> **Response Letter Dated April 19, 2007**
> **File No. 1-10888**

Dear Mr. Castaigne:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief